September 17, 2019

Trevor Baldwin
Chief Executive Officer
BRP Group, Inc.
4010 W. Boy Scout Blvd.
Suite 200
Tampa, FL 33607

       Re: BRP Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 19, 2019
           CIK No. 0001781755

Dear Mr. Baldwin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 19, 2019

Coverpage

1. To facilitate an understanding of your corporate structure and the use of proceeds, please revise the prospectus coverpage to explain that you will be implementing an "Up-C"
       structure in connection with this offering and identify both the holding and the operating companies. Briefly explain the purpose of the Up-C structure, including the future tax benefit payment obligations to your affiliates. Also, quantify the post-IPO ownership stakes that the holding company and the Pre-IPO LLC Members will hold in Baldwin
       Risk Partners, Inc.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 17, 2019 Group, Inc.
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2. Briefly explain how Baldwin Risk Partners will use the offering proceeds and identify
         Villages Invesco as an affiliated entity.
Market and industry data, page ii

3. Please tell us whether you commissioned any of the data that you attribute to third parties in your registration statement and provide us with copies of the reports from the three named sources.
Prospectus Summary, page 1

4. Please revise the Summary to explain each defined term at first use. In particular, we note that any metrics listed in the front Glossary should also be explained where first presented in the Summary. Also, please consider whether giving specific meanings to common terms such as "Colleagues", "Partners", and "Partnerships" is useful or confusing to the presentation.
5. Please revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. In revising the
         Summary, please carefully consider and identify those aspects of the offering, your business, and strategies that are most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K. In particular, please consider whether extensive information about your corporate constitution, your client engagement model and "How We Win" is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document.
6. With reference to your historical summary presentation on page 5, please revise the
         Summary to explain that you did not have a Specialty Insurance segment in FY2017 and that a portion of the increase to commissions and fees for FY2018 as compared to FY2017 resulted from this new business segment.


7.       Please provide us with support for the following statements:
           "we are the second fastest growing insurance broker based on our fiscal year 2018 results" - pages 1 and 134;
           we are "one of the fastest-growing privately held companies in America for seven consecutive years and named in lists of best companies for which to work" - pages 2 and 134;
           "industry-leading Sales Velocity" - pages 2 and 135; and "recognition as a "destination employer"" - pages 3 and 136.

8. We refer to the second paragraph under the heading and your risk factor disclosure at the bottom of page 39. Please balance your disclosure concerning the geographic scope of the business to highlight that your business is highly concentrated in the Southeastern United
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
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         States.
9. Please revise your disclosure on page 2 to explain the terms "organic revenue" and
         "organic revenue growth." Also provide us the supporting data for the FY2017 and
         FY2018 performance figures and discuss any material assumptions or estimates used in your calculations. Also, explain to us why you believe it is appropriate to highlight growth rates for the Specialty Insurance segment and for "MGA of the Future" when it appears that you did not own these businesses during all or a portion of the applicable performance period. Given that the definition presented on page 23 excludes the first twelve months of commissions and fees from "new partners", it is not clear to us how you would have any organic revenues attributable to these businesses.
10. Reference is made to the images on pages 14 and 59. Please revise to ensure that all images and text are legible. Also, include an organizational chart that shows your structure prior to the reorganization and define the term "economic interest."
11. Please revise the disclosure on page 2 to clarify what the "MGA of the Future" platform is and when you obtained it from Millennial Specialty Insurance LLC.
12. With regard to your disclosure on page 12 concerning BRP Group's control over Baldwin
         Risk Partners, LLC's strategic decisions and day-to-day operations, please tell us whether
         BRP Group will have sole authority to (i) determine the amount and timing of distributions from Baldwin Risk Partners, LLC and (ii) offer new membership interests to future Partners.
Risk Factors, page 10

13. Please revise the Summary to highlight risks related to your outstanding indebtedness
         (page 38), your Tax Receivable Agreement payment obligations (page 48-49) and potential dilution resulting from your planned acquisition strategy (page 51).
Summary historical and pro forma financial and other data , page 21

14. Please explain to us the reason you present the unaudited twelve months ended June 30,
         2019 here and elsewhere. Include for us the authoritative literature supporting this presentation.
15. You include a line item for 'Net income (loss) attributable to BRP Group Inc.' in the table on page 21 as well as on page 87. Please revise to refer to Baldwin Risk Partners LLC or explain to us why reference to BRP Group Inc. is appropriate.
16. The reconciliation on page 23 shows Organic revenue and Organic revenue growth. Please provide us the calculations for Organic growth in dollars and in percentage for each period presented. In this regard, we do not understand what Organic Revenue of $56.8 million in
         2018 and $38.6 million in 2017 represents given that organic growth in 2018 is $8.8 million.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 17, 2019 Group, Inc.
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We have limited financial information about certain partners..., page 37

17. Please revise or remove the risk factor so that you do not disclaim responsibility for the accuracy of the figures presented in your prospectus. To the extent that you see material risks concerning the estimates and assumptions used in the supplemental pro forma financial information, please tell us your basis for presenting and highlighting this supplemental information.
We will be required to pay..., page 48

18. Please revise the risk factor to discuss the anticipated frequency, timing and size of your tax receivable payment obligations. Also, revise your Liquidity and Capital Resources discussion, as applicable.

The Reorganization Transactions, page 56

19. Please provide us with an analysis of the before and after reorganization ownership of
         BRP Group Inc. and Baldwin Risk Partners, LLC as support to account for the
         Reorganization Transactions as a reorganization of entities under common control.
Use of Proceeds, page 61

20. With reference to your disclosure on page 4 that you are in active dialogue with 22 potential partners, please tell us whether offering proceeds will be used to finance acquisitions. Refer to to Instruction 6 to Regulation S-K, Item 504. Unaudited pro forma financial information, page 64

21. We will evaluate the 'Offering Adjustments' once the amounts have been populated, and we may have comments.
22. Refer to Note (2). Please explain to us why it is appropriate to adjust for compensation expense that you expect to incur following the completion of the offering.
23. Please clarify in Note (4) how you will have the sole voting interest in, and control the management of, Baldwin Risk Partners, LLC. Also please clarify which consolidation model you will use under ASC 810-10 to consolidated Baldwin Risk Partners, LLC, and why you believe the model is appropriate.
24. Refer to Note (7). Please provide us with the calculations for the pro forma interest expense related to the incremental debt borrowed in connection with the acquisitions of
         T&C, Lykes and MSI, including the amount borrowed and the interest rate. Please address for both the year ended December 31, 2018 and the six months ended June 30, 2019.
25. Please reconcile for us the pro forma amounts for revenue and net income on page 70 to the pro forma amounts disclosed on page F-18.
 Trevor Baldwin
BRP Group, Inc.
September 17, 2019
Page 5
26. Please tell us your consideration of authoritative accounting literature and whether or not to adjust 'Net income (loss) attributable to controlling interests' for the impact of amounts of net income required to be allocated to redeemable members capital. This comment applies to pro forma and historical financial statements throughout the filing.
Our History and Operating Groups, page 142

27. Please revise to discuss your contractual arrangements with your partners. In this regard, we note that your disclosure on page 145 indicates that your partners are independent businesses and that their employees and sales associates are not your employees. To the extent that it is material to understand whether commissions generate from your risk advisors as opposed to your partners' risk advisors, please revise your business segment discussion accordingly.
Medicare Operating Group, page 143

28. Please revise to clarify how your Medicare Operating Group is structured. In this regard, we note that this is the only segment that does not include a "By the Numbers" chart. In addition, please clarify the disclosure that you are "a partner for 1000+ 1099 Medicare
         Colleagues."
Management, page 148

29. Please revise the biographies of Messrs. Wiebeck, Valentine, Glabraith, and Hale to
         clarify their employment during the most recent five years, including in each case their principal occupation and employment and the dates they served in those roles. Refer to
         Item 401(e)(1) of Regulation S-K.
Employment agreements, page 154

30. Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Principal Stockholders, page 167

31. Identify the person(s) with voting and/or dispositive control for the shares held by
         Villages Invesco.
Transferability, redemption and exchange, page 173

32. Please revise to quantify the number of LLC Units outstanding. Given your disclosures on page 4 and 51 concerning the importance of issuing LLC units as part of your acquisition
FirstName LastNameTrevor Baldwindiscuss here, and elsewhere as appropriate, whether there strategy, please also revise to
Comapanylimitations on the number of LLC units issuable in the future and whether the holding are NameBRP Group, Inc.
       company will be required to own a majority of the membership units. September 17, 2019 Page 5
FirstName LastName
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 17, 2019 Group, Inc.
September NameBRP
September 17, 2019 Page 6
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Index to Consolidated Financial Statements, page F-1

33.      Please include audited financial statements of the registrant, BRP
Group, Inc.
Unaudited consolidated statements of members' equity (deficit) and mezzanine equity for the six months ended June 30, 2019, page F-6

34. Please explain to us why the 'Issuance of Voting Common Units to redeemable common equity holder' of $5,509,355 is not reflected as a reconciling item within cash flows provided by operating activities on the statements of cash flows consistent with how this item is presented for other periods. In addition justify for us the other periods inclusion as such reconciling item.
Notes to Consolidated Financial Statements
2. Significant accounting Policies
Revenue recognition, page F-43

35. Your disclosure states that profit-sharing commissions are accrued over time relative to the recognition of the corresponding core commissions. Please explain why are they accrued over time since commissions are recognized at a point in time. Intangible assets, net and goodwill, page F-45

36. You disclose that the Company assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or
         EBITDA, as well as considering the estimated future cash flows generated by the corresponding reporting unit. Please explain how this complies with ASC 350-30-35-14.
4. Revenue, page F-52

37. You disclose that Agency bill revenue includes commission revenue and revenue earned by specialty insurance consulting. Given that commission revenue is earned at a point in time and consulting revenue is earned over time, please provide disclosure that breaks out these two revenues separately.
10. Members' equity (deficit) and noncontrolling interest
Incentive Units, page F-58

38. Please explain how you determine the fair value of a partnership unit to use in the Black-
         Scholes model. Please clarify whether you have any unrecognized expense at the balance sheet dates and if so, the period over which it will be recognized. Exhibits

39. Please file the following as exhibits: (i) the Cadence credit agreement, (ii) the Villages
         Invesco credit agreement and (iii) the Voting Agreement.
 Trevor Baldwin
BRP Group, Inc.
September 17, 2019
Page 7
General

40. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
41. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
        You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg, Senior
Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or
Joseph McCann at (202) 551-6262 with any other questions.



FirstName LastNameTrevor Baldwin                               Sincerely,
Comapany NameBRP Group, Inc.
                                                               Division of
Corporation Finance
September 17, 2019 Page 7                                      Office of
Healthcare & Insurance
FirstName LastName